P.E. 2/4/02

02013454

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended February 4, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136 and 333-14240).

Élan Corporate Bulletin

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Max Gershenoff
Ph: 212-407-5740
800-252-3526

ELAN REPORTS 2001 FINANCIAL RESULTS

- ELAN PRODUCT REVENUE INCREASES TO $1.4 BILLION IN 2001
- ELAN REPORTS EARNINGS PER SHARE FOR THE FOURTH QUARTER OF 2001 OF 56 CENTS (BEFORE OTHER CHARGES)
- ELAN PROVIDES EARNINGS GUIDANCE FOR 2002

Dublin, Ireland, February 4, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced net income for the fourth quarter of 2001 of $204.9 million and $0.56 per diluted share, excluding other charges, compared to net income of $158.4 million and $0.45 per diluted share for the fourth quarter of 2000, excluding other charges, representing increases of 29% and 24%, respectively.

For full-year 2001, Elan reported record revenues of $1.9 billion, an increase of 22% over 2000, with product revenue increasing by 35% to $1.4 billion in 2001, offset in part, by a 5% decrease in contract revenue to $450.3 million. Net income increased to $696.5 million and $1.91 per diluted share, excluding other charges, representing increases of 41% and 31%, respectively.

Total revenue increased from $424.4 million in the fourth quarter of 2000 to $487.6 million in the fourth quarter of 2001, an increase of 15%, reflecting an increase of 14% in product revenue to $350.7 million. Contract revenue increased by 18% to $136.9 million in the fourth quarter of 2001, reflecting mainly a risk sharing programme initiated with Autoimmune Research Development Company to fund the clinical development in other indications of a number of products including Antegren™. The gross margin on product revenue was 72% in the fourth quarter of both 2001 and 2000.

US revenues for Zanaflex™, Skelaxin™, Maxipime™ and Abelcet™ increased by 78%, 45%, 70% and 29%, to $162 million, $118 million, $86 million and $82 million, respectively, for 2001 compared to 2000. Zonegran™ and Myobloc™ revenues were $38 million and $11 million, respectively, for 2001. Revenues for Zanaflex, Skelaxin and Maxipime increased by 218%, 61% and 112%, to $38 million, $38 million and $29 million, respectively, for the fourth quarter of 2001 compared to 2000 due to strong growth in prescription demand. Abelcet revenue decreased by 8% to $19 million compared to the fourth quarter of 2000. Zonegran and Myobloc revenues were $9 million and $3 million, respectively, for the fourth quarter of 2001.

Commenting on the results, Donal J. Geaney, Elan's chairman and chief executive officer said, "We made significant progress in our transition to a fully integrated biopharmaceutical company during 2001. We have five products which we envisage will each record gross revenues in excess of $100 million in fiscal 2002. These products are Zanaflex, Skelaxin, Abelcet, Sonata® and Maxipime. Zanaflex should become our first product to achieve revenue in excess of $200 million for 2002. These, together with our other major US products, Azactam™, Zonegran, Myobloc, the dermatology products and the pain products (acquired from Boehringer Ingelheim), should result in strong product revenue growth in 2002. It is expected that the growth in product revenue from these ten products will be in excess of 50% for 2002 compared to 2001 and contribute approximately 60% of total product revenue for 2002. Growth in total product revenue for 2002 is expected to be approximately 15%."

On December 19, 2001 Elan and American Home Products Corporation ("AHP") announced a strategic alliance to develop and commercialise novel therapeutics for the treatment of sleep disorders. Under the terms of the alliance, AHP contributed the US marketing rights to Sonata. Elan contributed its proprietary drug delivery technologies to develop new formulations of Sonata. Elan is responsible for the marketing, sales and distribution of Sonata in the US. AHP will continue to promote the original formulation of Sonata to psychiatrists in the US."

Research and development expenses were $87.0 million for the fourth quarter of 2001, compared to $76.2 million for the fourth quarter of 2000. This reflects increased costs for Antegren, the

Alzheimer's disease programmes and costs for additional indications on some of Elan's marketed products. Selling, general and administrative expenses increased by 12% to $151.8 million for the fourth quarter of 2001, reflecting the increased sales and marketing infrastructure in the US and Europe.

Operating income for the fourth quarter of 2001 increased by 18% to $149.7 million compared to $126.6 million for the comparable quarter of 2000. Net interest and other income increased by 83% to $59.4 million in the fourth quarter of 2001 compared to $32.4 million in the comparable quarter of 2000, mainly reflecting a gain of $31.5 million from the sale of approximately 20% of Athena Diagnostics Inc. Athena Diagnostics has filed a registration statement for an initial public offering in 2002.

Net income after taxes and before other charges for the fourth quarter of 2001 increased by 29% to $204.9 million compared to $158.4 million, in the fourth quarter of 2000. This primarily reflects growth in revenue and increased interest and other income, offset in part, by increased operating expenses.

In the fourth quarter of 2001, Elan incurred a net charge of $196.4 million mainly for asset write-downs and rationalisation and integration activities. The carrying values of Ceclor CD™ and Naprelan™ were written-down by $84 million and $81 million, respectively, reflecting impairments due to reduced revenues from these products. The integration, rationalisation and severance charges primarily relate to the biopharmaceuticals business.

Other charges for the quarter can be analysed as follows:

Item description	US$m
Integration and rationalisation charges	16.1
Asset write-downs and other	177.2
Severance	3.1
Total	196.4

In 2000, Elan implemented the SEC's Staff Accounting Bulletin No. 101 ("SAB 101"), which requires certain initial fees to be deferred and amortized over future periods. As a result of the implementation of SAB 101, certain initial fees recognized in prior periods have been deferred and are being amortized over the terms of the relevant agreements. In the first quarter of 2000, Elan recorded a charge of $344.0 million for the cumulative effect (i.e., for the period to December 31, 1999) of this accounting change relating to fee income recognized in prior years. Previously reported results for 2000 reflect the implementation of SAB 101.

Pipeline Update

Elan plans to launch Frova™ in April 2002 and expects to finalise a co-promotion arrangement for this product during the first quarter. Elan is undertaking a range of Phase IV clinical trials, certain of which will be used to expand the approved label consistent with the marketing plans for the drug.

With respect to Prialt™, Elan has reached an agreement with the US Food and Drug Administration ("FDA") through which this novel and important compound may be introduced to the US market. To optimise the label Elan has agreed to conduct one additional Phase III study which will be initiated in the second quarter. The FDA has agreed that the drug may be made available to patients for compassionate purposes. Elan has resolved all other pre-clinical issues with the FDA and is committed to bringing this drug to market at the earliest possible opportunity.

Elan has responded to the approvable letter received for its once daily morphine product, Morphelan™, and anticipates approval and launch of this drug later in 2002. Elan will co-promote this drug with Ligand Pharmaceuticals Inc.. Morphelan will complement Elan's range of pain products acquired in 2001 from Boehringer Ingelheim.

Elan in collaboration with its partner, Biogen Inc., initiated Phase III clinical trials for Antegren in multiple sclerosis (MS) and Crohn's disease in the fourth quarter. Twelve month safety and efficacy data will be available in 2002 from the Phase II trials.

With respect to AN-1792, Elan and AHP are conducting an investigation into the adverse events reported previously. The findings of this investigation will be reported to the drug safety board for these trials, and reviewed with regulatory authorities in the United States and Europe.

In January 2002, Elan entered into a 3-year extension to the research, development and license agreement with Wyeth Ayerst Laboratories. This extension is broader in scope and longer in duration than originally contemplated in the original December 1999 agreement.

Both parties have agreed to increase their level of funding to this collaboration. The collaboration has expanded to focus on multiple potential products that would have utility in asthma, rheumatoid arthritis and MS as well as autoimmune diseases. Elan has the option to co-promote these products with Wyeth Ayerst in the US.

Product Rationalisation Programme and US Business Integration

Elan completed a product rationalisation programme in 2001 to reduce its portfolio of marketed drugs to products which have the potential to achieve revenues of $100 to $500 million each. Products which recorded full year sales of $230 million in 2000 were rationalised through outright disposal of smaller products and through distribution and royalty arrangements for products with average sales of $5 to $20 million. Revenue from this activity was $238 million in 2001. The products recorded revenue of $95 million prior to rationalisation compared to $230 million in 2000. Elan may receive future revenue of up to $100 million over the 2002-2004 timeframe. The contribution to earnings in fiscal 2001 is estimated at 30-35 cents per share.

The rationalisation programme has helped to increase our cash, cash equivalents and current marketable investments to approximately $2.4 billion. This will be used to fund future product acquisitions with sales potential of greater than $100 million. Elan initiated a very active product acquisition programme in the first half of 2001. This resulted in the announcement of two product alliances in the last four months of 2001, namely, the pain products from Boehringer Ingelheim in September and Sonata from AHP in December. Elan is currently in discussions with several companies for the acquisition of a number of products that we expect to close during 2002.

Elan has largely completed the integration of its US biopharmaceuticals businesses. This involved the transfer of all operational activities, with the exception of research, from a number of US locations to San Diego and the realignment of our sales forces to optimise revenues from our top ten products.

Business Ventures

Elan has fifty five joint venture collaborations covering the development of fifty three compounds. Of the total compounds under development, four are in Phase III and thirty one are in Phase II/I. As of December 31, 2001 Elan has invested $110 million in these joint ventures. In 2001, Elan expensed $32 million supporting these ventures and received revenue through reimbursement of clinical and other services provided to these ventures of $15 million.

Guidance for 2002

Elan expects earnings for 2002 to be affected by slower than anticipated growth in total revenue due to the later introduction of new products, the revenue contribution in 2001 from the product rationalisation programme and certain costs that will be incurred in 2002 required to position its pharmaceutical business for future growth and complete its transition from a drug delivery company to a biopharmaceutical company. These costs include:

- incremental expenditure on research and development principally for Phase III and Phase IV clinical trials in the amount of $50 million;
- incremental sales and marketing expenditure in the amount of $100 million reflecting increases in its US and European sales forces and related expenditure;
- costs of establishing European infrastructure in the amount of $30 million;

- reconfiguration of manufacturing facilities in Ireland for both Elan and its partners products in the amount of $35 million; and
- establishment of biologics capabilities in the amount of $10 million.

In this context, Elan anticipates that its revenue for 2002 will be in a range of $2 to $2.1 billion (2001: $1.86 billion) of which product revenue should account for $1.6 to $1.7 billion (2001: $1.41 billion). This represents growth over 2001 in total revenue of 8% and in product revenue of 15%. Contract revenue is expected to range from $390 to $400 million in 2002. Net income is expected to be $570 million to $610 million (2001: $696.5 million) or $1.55 to $1.65 (2001:$1.91) on a per share basis.

Elan has established a portfolio of ten key products which have the potential to record US sales of between $100 and $500 million each. To supplement this portfolio Elan intends to acquire additional products and late-stage development molecules. Elan will utilise its portfolio of drug delivery technology to provide product enhancements and manage the lifecycles of these products. Elan has cash, cash equivalents and current marketable investments of approximately $2.4 billion available to fund such purchases.

The successful implementation of these actions should allow Elan to resume double-digit growth in revenue and earnings in 2003.

Elan is a leading worldwide fully integrated biopharmaceutical company headquartered in Dublin, Ireland. Elan conducts its worldwide business, including operations relating to research and development, manufacturing and marketing, principally through wholly owned subsidiaries incorporated in Ireland and the United States. Elan is focused on the discovery, development and marketing of therapeutic products and services in neurology, pain management, oncology, infectious disease and dermatology and on the development and commercialisation of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document and the attachments contain forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate," "estimate," "project," "envisage," "intend," "plan," "believe" and others words and terms of similar meaning in connection with any discussion of future operating or financial performance, including under "Pipeline Update," "Guidance for 2002" and "Historic & Prospective Revenue Analysis." Among the factors that could cause actual results to differ materially from those described herein are the following: the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends toward managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Corporation, plc
Consolidated Income Statement Data

Three months ended December 31, 2000 US$m	Three months ended December 31, 2001 US$m		Year ended December 31, 2000 US$m	Year ended December 31, 2001 US$m
		Revenues		
308.6	350.7	Product revenues	1,046.5	1,412.2
115.8	136.9	Contract revenues	474.9	450.3
424.4	487.6	Total revenues	1,521.4	1,862.5
		Costs and Expenses		
76.2	87.0	Research & development	322.2	321.2
86.6	99.1	Cost of goods sold	321.3	379.5
135.0	151.8	Selling, general & administrative	512.1	603.4
297.8	337.9	Total operating expenses	1,155.6	1,304.1
126.6	149.7	Total operating income	365.8	558.4
32.4	59.4	Interest and other income (net)	138.8	155.5
159.0	209.1	Net income before tax and other charges	504.6	713.9
(0.6)	(4.2)	Taxation	(9.4)	(17.4)
158.4	204.9	Net income before other charges	495.2	696.5
(104.4)	(196.4)	Other charges	(445.7)	(348.8)
-	-	Cumulative effect of accounting change	(344.0)	-
54.0	8.5	Net income / (loss)	(294.5)	347.7
321,559	341,269	Weighted average number of ordinary shares outstanding (in thousands)	312,880	335,990
$0.45	$0.56	Diluted earnings per ordinary share before other charges	$1.46	$1.91
$0.15	$0.02	Diluted earnings per ordinary share after other charges	$(0.94)	$0.97

Elan Corporation, plc
Consolidated Balance Sheet

Assets	As at December 31, 2000 US$m	As at December 31, 2001 US$m
Current Assets		
Cash and cash equivalents	802.5	1,662.7
Marketable investment securities	358.7	696.2
Other current assets	495.8	610.2
	1,657.0	2,969.1
Intangible assets	1,999.9	2,140.9
Property, plant and equipment	353.5	401.0
Investments and marketable investment securities	642.6	816.8
Total Assets	4,653.0	6,327.8
Liabilities and Shareholders' Equity		
Shareholders' equity	2,276.9	3,275.7
Accounts payable and accrued liabilities	867.5	1,063.1
4.75% exchangeable notes	324.7	-
7.25% senior notes due 2008	-	650.0
3.25% zero coupon subordinated exchangeable notes due 2018	921.3	951.4
Senior unsecured revolving credit facility 2004	200.0	325.0
3.5% convertible subordinated notes due 2002	62.6	62.6
Total Liabilities and Shareholders' Equity	4,653.0	6,327.8

Elan Corporation, plc
Consolidated Statement of Cash Flows

	As at December 31, 2000 US$m	As at December 31, 2001 US$m
Cash flows from operating activities	406.3	594.2
Cash flows from investing activities	(385.9)	(818.1)
Cash flows from financing activities	(204.9)	1,084.1
Net cash movement	(184.5)	860.2
Cash and cash equivalents at beginning of year	987.0	802.5
Cash and cash equivalents at end of year	802.5	1,662.7

Pro-Forma Financial Information Relating to Qualified Special Purpose Entities ("QSPEs")

In the light of current market concerns relating to off-balance sheet arrangements through QSPE structures, Elan has two QSPEs which it has not consolidated in its financial results as presented under US generally accepted accounting principles (these entities are consolidated in Elan's primary financial statements which are prepared in accordance with Irish generally accepted accounting principles). Elan has guaranteed the indebtedness of these entities to the extent that the value of the investments held by the QSPEs are insufficient to repay the indebtedness of these entities. If these entities had been consolidated as of December 31, 2001 and 2000, the effect on net income (as a reduction in net interest and other income), diluted earnings per ordinary share after other charges, total assets, total indebtedness and shareholders' equity would be as follows:

	As of December 31, $ millions			
	As Reported		Pro-Forma	
	2000	2001	2000	2001
Net income	(294.5)	347.7	(333.4)	211.4
Diluted earnings per ordinary share after other charges	($0.94)	$0.97	($1.06)	$0.59
Total assets	4,653.0	6,327.8	5,371.0	7,108.1
Total indebtedness	1,508.6	1,989.0	2,308.6	2,989.0
Shareholders' equity	2,276.9	3,275.7	2,192.9	3,046.7

As of December 31, 2001 the market value of investments held by the QSPEs would have been sufficient to repay the indebtedness at that date.

Historic and prospective revenue analysis

Total revenue analysis (US$m)	2000A	2001A	2002E Range	2002E	*Change '00 - '01*	*Change '01 - '02*
Product Revenue						
Top US products						
CNS/Pain (1)	186	346	625	710	*86%*	*93%*
Hospital (2)	150	214	215	230	*43%*	*4%*
Dermatology	16	62	60	70	*288%*	*5%*
Sub-total	352	622	900	1,010	*77%*	*54%*
European products (3)	59	82	100	110	*39%*	*28%*
International and other	175	196	100	100	*12%*	*(49%)*
Diagnostics	70	57	70	75	*(19%)*	*27%*
New product acquisitions	-	-	250	250	*n/a*	*n/a*
Contract manufacturing & royalties	160	122	115	125	*(24%)*	*(2%)*
Sub-total	464	457	635	660	*(2%)*	*42%*
Product revenue before rationalisation	816	1,079	1,535	1,670	*32%*	*49%*
Rationalisation program						
Product revenue before disposal/partnering	230	95	-	-	*(59%)*	*(100%)*
Rationalisation revenue	-	238	25	20	*n/a*	*(91%)*
	230	333	25	20	*45%*	*(93%)*
Product revenue	1,046	1,412	1,560	1,690	*35%*	*15%*
Contract revenue	475	450	390	400	*(5%)*	*(12%)*
Total revenue	1,521	1,863	1,950	2,090	*22%*	*8%*

Ratio Analysis	2000A	2001A	2002E Range	2002
Product revenue / Total revenue	69%	76%	80%	81%
Product revenue before rationalisation / Product revenue	78%	76%	98%	99%
Top US products / Product revenue	34%	44%	58%	60%

(1) Includes Zanaflex, Skelaxin, Pain portfolio, Zonegran, Myobloc and Sonata.

(2) Includes Maxipime, Abelcet and Azactam.

(3) Includes Myocet revenue of $0.9 million and $0.5 million for the full year and fourth quarter of 2001, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: /s/ William F. Daniel
William F. Daniel
Company Secretary

Date: February 5, 2002